Cott Corporation 5519 W. Idlewild Avenue Tampa, Florida 33634 Toll Free: 888-268-8872 Tel: 813-313-1800 Fax: 813-881-1914

June 25, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: John Reynolds

Re: Cott Beverages Inc.

Registration Statement on Form S-4

Filed May 13, 2015

File No. 333-204130

Dear Mr. Reynolds:

As an additional follow-up to the letter you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated June 8, 2015, with respect to the above-referenced Form Registration Statement on Form S-4, Cott Corporation (the “Company”) is submitting this letter to the Staff.

The Company proposes to amend Section 10.2(b) of its Indenture, dated as of June 24, 2014 (filed as Exhibit 4.1 to the Form 8-K filed June 25, 2014 by the Company) as set forth on Annex A hereto. The proposed changes are noted in bold and underline.

* * * *

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name: Marni Morgan Poe
Its: Vice President, General Counsel and Secretary

Annex A

(b) Any Guarantee of a Guarantor shall terminate upon:

(1) (A) a sale or other disposition (including by way of consolidation or merger) of the Capital Stock of such Guarantor (after which such Guarantor is no longer a Restricted Subsidiary) or (B) the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) otherwise permitted by this Indenture;

(2) the designation in accordance with this Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary;

(3) defeasance or discharge of the Notes pursuant to Article VIII or Article XI;

(4) to the extent that such Guarantor is not an Immaterial Subsidiary solely due to the operation of clause (i) of the definition of “Immaterial Subsidiary,” upon the release of the guarantee referred to in such clause; or

(5) to the extent such Guarantor is also a guarantor or borrower under the Credit Agreement and, at the time of release of its Guarantee, (x) has been released from its guarantee of, and all pledges and security, if any, granted in connection with the Credit Agreement, (y) does not Guarantee any Indebtedness of the Company or any of the other Guarantors, and (z) there is no Indebtedness outstanding that was Incurred by such Guarantor under Section 3.2(a) in its status as a Guarantor.

provided, however, that the Guarantee of the Company may only be released under this Section 10.2(b) pursuant to clause (b)(3) immediately above.